

04015529

SEC........ .... COMMISSION
Washington, D.C. 20549

AMENDED
ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 26901

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 thereunder

REPORT FOR THE PERIOD BEGINNING __January 1, 2003__ AND ENDING __December 31, 2003__
                                 MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **CNL Securities Corp.**

	OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

450 South Orange Avenue

PROCESSED

(No. and Street)

Orlando, FL   32801

JUL 02 2004

(City)   (State)

THOMSON
FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

_____
                                                    (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McDirmit Davis Puckett & Company, LLC

(Name – if individual, state last, first, middle name)

605 East Robinson Street, Suite 635, Orlando, FL   32801
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, ___Robert A. Bourne___ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___CNL Securities Corp.___ , as of ___December 31___ , 20_03_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

___Robert A. Bourne, President___
Title

_____
Notary Public

Phyllis S Bell
My Commission DD133055
Expires July 22, 2006

This report ** contains (check all applicable boxes):

    ☒ (a) Facing Page.
    ☒ (b) Statement of Financial Condition.
    ☒ (c) Statement of Income (Loss).
    ☒ (d) Statement of Changes in Financial Condition.
    ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
n/a ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
    ☒ (g) Computation of Net Capital.
n/a ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
n/a ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
n/a ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
n/a ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
    ☒ (l) An Oath or Affirmation.
n/a ☐ (m) A copy of the SIPC Supplemental Report.
    ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CNL SECURITIES CORP.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDED ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Year Ended December 31, 2003

BROKER OR DEALER	CNL SECURITIES CORP.	as of December 31, 2003

AMENDED
COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition . . . . $2,033,615 | 3480
2. Deduct ownership equity not allowable for Net Capital . . . . - | 3490
3. Total ownership equity qualified for Net Capital . . . . 2,033,615 | 3500
4. Add:
   A. Liabilities subordinated to claims of general creditors allowable in computations of net capital . . . . - | 3520
   B. Other (deductions) or allowable credits (List) . . . . - | 3525
5. Total capital and allowable subordinated liabilities . . . . 2,033,615 | 3530
6. Deductions and/or charges:
   A. Total nonallowable assets from Statement of Financial Conditions (Notes B and C) . . . . . $ 898,125 | 3540
   B. Secured demand note deficiency . . . . - | 3590
   C. Commondity futures contracts and spot commodities-
      proprietary capital charges . . . . - | 3600
   D. Other deductions and/or charges . . . . - | 3610   (898,125) | 3620
7. Other additions and/or allowable credits (List) . . . . - | 3630
8. Net capital before haircuts on securities positions . . . . $1,135,490 | 3640
9. Haircuts on securities (computed, where applicable,
   pursuant to 15c3-1 (f)):
   A. Contractual securities commitments . . . . $ - | 3660
   B. Subordinated securities borrowings. . . . . - | 3670
   C. Trading and investment securities:
      1. Exempted securities. . . . . - | 3735
      2. Debt securities . . . . - | 3733
      3. Options . . . . - | 3730
      4. Other securities . . . . (2,126) | 3734
   D. Undue Concentration . . . . - | 3650
   E. Other (List) . . . . - | 3736   (2,126) | 3740
10. Net Capital . . . . $1,133,364 | 3750

ROKER OR DEALER	CNL SECURITIES CORP.	as of December 31, 2002

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

'ART A

11. Minimum net capital required (6-2/3% Of Line 19)	$	1,026,928	3756
12 Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requiremen' of subsidiaries computed in accordance with Note (A).	$	5,000	3758
13. Net capital requirement (greater of line 11 or 12)	$	1,026,928	3760
14. Excess net capital (line 10 less 13)	$	106,436	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19)	$	(407,029)	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition		$	15,403,933	3790
17. Add:				
A. Drafts for immediate credit . . . . $	- 3800			
B. Market value of securities borrowed for which no equivalent value is paid or credited . . . . $	- 3810			
C. Other unrecorded amounts (List). . . . . $	- 3820	$	-	3830
19. Total aggregate indebtedness		$	15,403,933	3840
20. Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10).			1359%	3850
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)			0.00%	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

PART B

22 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debts	$	-	3870
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	-	3880
24. Net capital requirement (greater of line 22 or 23)	$	-	3760
25. Excess net capital (line 10 less 24)	$	-	3910
26. Net capital in excess of: 5% of combined aggregate debit items of $ 120,000.	$	-	3920

OMIT PENNIES

NOTES:
(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and for each subsidiary to be consolidated, the greater of:
  1. Minimum dollar net capital requirement, or
  2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.
(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.
(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondents should provide a list of material non-allowable assets.

NDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

Name (If individual, state last, first, middle name)

MCDIRMIT DAVIS PUCKETT & COMPANY LLC

| | 70 |

ADDRESS	Number and Street	City	State	Zip Code

605 E. ROBINSON STREET, SUITE 635   ORLANDO   FL   32801

| 71 | 72 | 73 | 74 |

Check One

(x) Certified Public Accountant | 75 | FOR SEC USE

( ) Public Accountant | 76 |

( ) Accountant not resident in United States or | 77 |
       any of its possessions

DO NOT WRITE UNDER THIS LINE. . . . FOR SEC USE ONLY

WORK LOCATIONS	WORK LOCATIONS MM/DD/YY	DOC. SEC. NO.	CARD			
50	51	52	53			

CNL SECURITIES CORP.
(A Wholly Owned Subsidiary of CNL Investment Company)
Orlando, Florida

FINANCIAL STATEMENTS AND SCHEDULE
(With Independent Auditor's Report Thereon)

AND

INDEPENDENT AUDITOR'S REPORT ON
INTERNAL CONTROL

For The Year Ended December 31, 2003

CNL SECURITIES CORP.

TABLE OF CONTENTS

 MCDIRMIT DAVIS PUCKETT

Independent Auditor's Report

To the Board of Directors
CNL Securities Corp.
Orlando, Florida

We have audited the accompanying statement of financial condition of CNL Securities Corp. (a wholly owned subsidiary of CNL Investment Company) as of December 31, 2003, and the related statements of income, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CNL Securities Corp. (a wholly owned subsidiary of CNL Investment Company) at December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McDirmit Davis Puckett & Company, LLC

Orlando, Florida
February 6, 2004, except Note 6 and Schedule I, as to which the date is April 23, 2004

MCDIRMIT DAVIS PUCKETT & COMPANY, LLC
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS
605 E. ROBINSON STREET, SUITE 635 • ORLANDO, FLORIDA 32801
TELEPHONE 407-843-5406 • FAX 407-649-9339 • EMAIL: INFO@MDPCPA.COM

MEMBERS: PRIVATE COMPANIES PRACTICE SECTION • AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS • FLORIDA INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS

CNL SECURITIES CORP.

STATEMENT OF FINANCIAL CONDITION

December 31, 2003

ASSETS

Current Assets:	
Cash and cash equivalents	$ 9,752,979
Accounts receivable - related parties	7,277,288
Accounts receivable - other	83,046
Prepaid expenses	148,962
Total current assets	17,262,275
Marketable Securities	14,175
Property and Equipment - net of accumulated depreciation	161,098
	$17,437,548

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities:	
Accounts payable and accrued liabilities	$15,374,270
Due to related party	5,825
Total current liabilities	15,380,095
Deferred rent expense	23,838
Total liabilities and deferred expense	15,403,933
Commitments and Contingencies (Note 2 and 6)	
Stockholder's Equity:	
Common stock - Authorized 100 shares; par value $1.00 per share; issued and outstanding 100 shares	100
Additional Paid-in Capital	7,342,395
Retained Earnings	(5,308,880)
Total stockholder's equity	2,033,615
	$17,437,548

The accompanying Notes to Financial Statements are an integral part of this statement.

STATEMENT OF INCOME

For The Year Ended December 31, 2003

Revenues:	
Commissions and fees	$188,478,521
Interest and investment income	15,435
Other income	1,921
Total revenues	188,495,877
Expenses:	
Commissions	190,913,145
Salaries	9,259,179
General and administrative expenses	4,179,242
Total expenses	204,351,566
Loss Before Provision for Income Tax Benefit	(15,855,689)
Provision for Income Tax Benefit	5,919,998
Net Loss Transferred to Retained Earnings	$ (9,935,691)

The accompanying Notes to Financial Statements are an integral part of this statement.

CNL SECURITIES CORP.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

For The Year Ended December 31, 2003

	Common Stock	Additional Paid in Capital	Retained Earnings	Total
Balance, December 31, 2002	$100	$ 47,395	$ 4,626,811	$ 4,674,306
Net loss for the year ended December 31, 2003	-	-	(9,935,691)	(9,935,691)
Contribution of Capital	-	7,295,000	-	7,295,000
Balance, December 31, 2003	$100	$7,342,395	$(5,308,880)	$ 2,033,615

The accompanying Notes to Financial Statements are an integral part of this statement.

CNL SECURITIES CORP.

STATEMENT OF CASH FLOWS

For The Year Ended December 31, 2003

Cash and cash equivalents - Beginning of year	$ 7,408,308
Operating Activities:	
Cash collections from clients	$ 183,407,688
Interest and other income	22,081
Commissions and salaries paid	(189,779,781)
Cash paid to affiliates and other operating cash payments	(4,115,695)
Cash received from parent company for income tax benefit	5,762,168
Net cash provided by (used in) operating activities	(4,703,539)
Financing Activities:	
Capital contributions	7,295,000
Net cash provided by (used in) financing activities	7,295,000
Investing Activities:	
Purchase of fixed assets	(246,790)
Net cash provided by (used in) investing activities	(246,790)
Net increase in cash and cash equivalents	2,344,671
Cash and cash equivalents - End of year	$ 9,752,979
Reconciliation of Net Income to Net Cash Provided by (Used In) Operating Activities:	
Net loss per Statement of Income	$ (9,935,691)
Add items not requiring (providing) cash:	
Depreciation and amortization	82,344
Unrealized loss on investments	4,725
Loss on disposals of fixed assets	3,348
Amortization of deferred rent	23,838
Total	(9,821,436)
Cash provided by (used in) changes in:	
Accounts receivable	(4,733,312)
Prepaid expenses	(92,365)
Accounts payable and accrued liabilities	10,438,925
Income taxes payable	(157,830)
Due to related party	(337,521)
Net cash provided by (used in) operating activities	$ (4,703,539)

The accompanying Notes to Financial Statements are an integral part of this statement.

Note 1 - Summary of Significant Accounting Policies:

CNL Securities Corp.'s (the Company) accounting policies are in conformity with accounting principles generally accepted in the United States of America and reflect practices appropriate to broker-dealers in the securities industry in the United States of America.

Organization:

The Company was organized under the laws of the State of Florida on November 13, 1979 as a broker-dealer. Effective August 10, 1980, the Company became a wholly owned subsidiary of CNL Financial Group, Inc. No financial activity occurred until 1981. November 25, 1981 was the effective date the Company became registered with the Securities and Exchange Commission. Effective June 30, 1999, CNL Financial Group, Inc. transferred all of the outstanding shares in the company to CNL Investment Company. Effective January 1, 2000, CNL Investment Company became a wholly owned subsidiary of CNL Holdings, Inc. through its subsidiaries, CNL Financial Group, Inc. and CNL Capital Markets, Inc.

Business Activity:

The Company is a registered broker-dealer with the Securities and Exchange Commission and a member of National Association of Securities Dealers, Inc.

The Company serves as broker-dealer for the sale primarily of "limited partnership units" of various investment partnerships and shares of stock of unlisted real estate investment trusts ("REITs"). Commissions are generated from the sale of these units and shares. (See Note 2).

Fair Value of Financial Instruments:

Unless otherwise indicated, the fair value of all reported assets and liabilities which represent instruments approximate the carrying value of such amounts.

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Recognition:

Commissions from the sale of shares of stock of REITs and limited partnership interests in real estate and other capital ventures are recognized as income when earned and are recorded on the date the investor is admitted as a partner or stockholder.

During 2003, certain employees of the Company's parent, CNL Investment Company, were transferred to the Company. Revenue and expenses related to such employees were included in the revenue and expenses of the Company in order to reflect all marketing and sales activities related to the sale of shares of stock of REITs and limited partnership interests (See Note 2 – Related Party Transactions – Contribution of Capital).

Note 1- Summary of Significant Accounting Policies - Continued:

Accounts Receivable:
The Company provides an allowance for doubtful accounts. At December 31, 2003, in the opinion of management, all amounts were considered collectible and no allowance was necessary.

Marketable Securities:
Marketable securities consist of common stocks. Marketable securities are stated at market value. All marketable securities are defined as trading securities under the provisions of Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" (SFAS 115) and unrealized holding gains and losses are reflected in earnings. Market value is determined by the most recently traded price of the security at the balance sheet date. Net realized gains or losses are determined on the specific identification cost method.

Property and Equipment:
Assets are stated at cost. Major renewals and betterments are charged to the property and equipment accounts while replacements, maintenance and repairs, which do not improve or extend the lives of the respective assets are expensed currently. Gain or loss on retirement or disposal of an individual asset is recorded as income or expense.

Depreciation:
Depreciation is provided primarily by accelerated rates using estimated lives of 5 to 15 years for office furnishings, fixtures and equipment and 3 to 5 years for computer software and hardware.

Income Taxes:
The Company follows the consolidation policies of its consolidating parent company, CNL Holdings, Inc., in paying its portion of the consolidated Federal and State income taxes to the parent company. The Company is reporting on the accrual basis of accounting for both financial statement and income tax reporting purposes.

Cash and Cash Equivalents:
For purposes of the statement of cash flows, cash and cash equivalents include cash and cash invested in liquid instruments with an original maturity date of three months or less.

Note 2 - Related Party Transactions:

Investment Partnerships and REITs:
The Company's activities as a broker-dealer relate primarily to certain investment partnerships and unlisted real estate investment trusts ("REITs"). James M. Seneff, Jr. (stockholder-officer of Parent Company) and Robert A. Bourne (officer) of the Company are also general partners in these investment partnerships and officers and directors of the REITs.

The Company earned revenues from related entities for the year ended December 31, 2003, of $188,478,521. At December 31, 2003, the Company had commissions due from related investment partnerships and REITs totaling $7,277,288.

Transactions with Affiliated Companies:
During the year ended December 31, 2003, the Company incurred general and administrative expenses totaling $1,335,636 related to services provided by affiliated entities. The Company provides marketing and investor services to the related partnerships, unlisted REITs and related companies for which it receives personnel reimbursement fees. For the year ended December 31, 2003, such reimbursements amounted to $7,772,341.

Contribution of Capital:
In order to meet the Company's net capital requirements (See Note 6) the parent company may be required to contribute capital. The parent company contributed capital of $7,295,000 during the year ended December 31, 2003.

Leases with Affiliated Companies:
The Company was allocated a portion of leases relating to office space leased from a related party. The lease provides for minimum monthly payments through October 2014. Deferred rent expense represents the difference between rent paid and the total cost of the lease recognized on a straight-line basis over the remaining life of the lease. Rent expense, including amortization of deferred rent, relating to their allocation of this lease agreement totaled $243,109 for the year ended December 31, 2003.

The Company's allocation of future minimum cash payments as of December 31, 2003 are as follows:

Year ending December 31,
2004	$ 274,071
2005	282,260
2006	290,740
2007	299,495
2008	308,459
Thereafter	1,992,379
Total	$3,447,404

Note 3 – Marketable Securities:

Marketable securities consisted of common stock with a market value of $14,175 and a cost basis of $18,900. During 2003, unrealized losses included in the Statement of Income as "interest and investment income" amounted to $4,725.

Note 4 - Property and Equipment:

Property and equipment is summarized as follows:

Office furnishings, fixtures and equipment	$ 54,185
Computer equipment and software	184,467
Total	238,652
Less: Accumulated depreciation	77,554
Total	$161,098

Depreciation expense amounted to $82,344 for the year ended December 31, 2003.

Note 5 - Income Taxes Payable:

Income taxes payable are summarized as follows:

Balance, beginning of year	$ 157,830
Income tax benefit per Statement of Income	(5,919,998)
Less: Payments from parent company (See Note 1)	5,762,168
Balance, end of year	$ -

Income tax benefit is summarized as follows:

Federal income tax benefit	$5,094,435
State income tax benefit	825,563
Total	$5,919,998

Note 6 - Capital Requirements:

The Company is subject to the "Net Capital Rule" of the Securities and Exchange Commission. This rule prescribes that a broker or dealer in securities is required to maintain a minimum "net capital" of the greater of $5,000 or 6 2/3% of aggregate indebtedness. The net capital of the Company, as amended, as of December 31, 2003 was $1,133,364 and 6 2/3% of aggregate indebtedness was $1,026,928 (See also Schedule I).

The Company did not have any liabilities subordinated to claims of general creditors during the period covered by this report, and is exempt from revenue requirements under Rule 15c3-3k(2)(A) of the Securities and Exchange Commission.

There was no material adjustment to the computation of net capital under rule 15c3-1 between the unaudited amended FOCUS report and audited amended FOCUS report. Therefore, no reconciliation is required.

The Company was audited by the Securities and Exchange Commission. Pursuant to this audit and subsequent to February 6, 2004 there was a change to the net capital computation. The FOCUS report for December 31, 2003 was amended, and all changes to the net capital computation have been reflected in this footnote and Schedule I.

Note 7 - Profit Sharing Plan:

Employees of the Company are included in CNL Holdings, Inc's. defined contribution profit sharing plan ("the "Plan"). The Plan qualifies under Section 401(a) and 501(a) of the Internal Revenue Code, and is not subject to minimum funding requirements. The Plan covers all eligible employees of the Company upon completion of one year of service. The Plan provides for employee contributions under a salary reduction plan, section 401(k). The employees may elect to contribute from 1% to 15% of salary to a maximum under IRS regulations. The Company is required to match 50% of the employee contribution to a maximum of 3% of salary. For the year ended December 31, 2003, the Company's contribution, including administrative costs, amounted to $196,839.

Note 8 - Concentration of Credit Risk:

Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash equivalents and accounts receivable (See Note 2).

The Company maintains cash balances at financial institutions and invests in unsecured money market funds. Accounts at these institutions are insured by the Federal Deposit Insurance Corporation up to $100,000. At December 31, 2003, uninsured cash deposits and cash invested in money market funds totaled approximately, $11,605,200.

Concentrations of credit risk with respect to accounts receivable relates to the Company's business activity being the sale of securities of entities primarily within the real estate industry. The Company limits its credit risk by the dispersion of activity across many geographic areas throughout the United States.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

CNL SECURITIES CORP.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

For The Year Ended December 31, 2003

COMPUTATION OF NET CAPITAL:

Total ownership equity	$2,033,615
Nonallowable assets:	
Other receivables	588,065
Prepaid expenses	148,962
Property and equipment	161,098
Securities haircuts	2,126
Total	900,251
Net capital	$1,133,364

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:

Minimum net capital required (6 2/3% of aggregate indebtedness)	$1,026,928
Minimum dollar amount	5,000
Net capital requirement	1,026,928
Excess net capital	106,436
Excess net capital at 1,000%	(407,029)
Percent: Aggregate indebtedness to net capital	1,359%
Debt to debt-equity	0%

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

MCDIRMIT DAVIS PUCKETT

Independent Auditor's Report on Internal Control

To the Board of Directors
CNL Securities Corp.
Orlando, FL

In planning and performing our audit of the financial statements and supplemental schedule of CNL Securities Corp. (the "Company") for the year ended December 31, 2003, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

MCDIRMIT DAVIS PUCKETT & COMPANY, LLC
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS
605 E. ROBINSON STREET, SUITE 635 • ORLANDO, FLORIDA 32801
TELEPHONE 407-843-5406 • FAX 407-649-9339 • EMAIL: INFO@MDPCPA.COM

MEMBERS: PRIVATE COMPANIES PRACTICE SECTION • AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS • FLORIDA INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS

Because of inherent limitations in any internal control procedure of the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, which we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

McDirmit Davis Puckett & Company, LLC

Orlando, Florida
February 6, 2004